Exhibit (a)(1)(v)
August 13, 2008
Dear Williams Industries Shareholder:
      You are receiving this communication because we conducted a search of the Williams Industries’ shareholder base, as of May 7, 2008, in connection with our Proxy Statement and Offer to Purchase dated June 27, 2008. The search indicated you are eligible to participate in an odd-lot tender offer being made by the company. A number of shareholders, of whom you may be one, have already tendered stock, but others have indicated they wish to participate but need more time to complete required paperwork.
      The Company therefore has extended the tender offer from the previous deadline of August 18, 2008 to 5:00 p.m., New York City time, October 13, 2008. You should have received a package of information from American Stock Transfer (AST), the company’s agent in this process, telling you how to tender your shares if you are interested in participating in the offer. If you do not have the requisite materials, please call the company’s investor relations’ office at 703-335-7825. All tendered shares will be paid the offer price of $2.75 per share as per the terms of the initial tender. Payment for all tendered shares will be made on October 17, 2008.
      You are under no obligation to participate in this offer, but, should you choose to do so, please recognize that the tender offer ends at 5 p.m., New York City time, on October 13, 2008. No additional extensions of the tender period are contemplated.
      If you decide to participate, please note that the method of delivery is at your option and risk. If you send these documents by mail, it is strongly recommended that you use registered mail, properly insured, with return receipt requested.
      For any procedural questions, please contact American Stock & Transfer Company toll-free at (877)-248-6417. If you have questions for the company, please contact the company’s Corporate Secretary, Marianne Pastor, at 703-335-7800.
      Thank you for your time in considering these communications.
Sincerely,
WILLIAMS INDUSTRIES INC.
Frank E. Williams III
President and CEO